Exhibit 99.4

17 February 2003

SIX CONTINENTS PLC

Posting of Shareholder Circular and Listing Particulars

For InterContinental Hotels Group PLC and Mitchells & Butlers PLC

Not for release, publication or distribution in whole or in part in or into Australia, Canada, Japan or The Netherlands

To be read in conjunction with the separate Six Continents PLC announcements of 17 February 2003, relating to InterContinental Hotels Group PLC and Mitchells & Butlers PLC.

SEPARATION

Six Continents PLC ("Six Continents") announces that Listing Particulars for the two new companies and a Six Continents Shareholder Circular (the "Shareholder Circular") are being posted to shareholders today.

On 1 October 2002, Six Continents announced the proposed Separation (the "Separation") of the Group's hotels and soft drinks businesses from its retail business to create two separately listed companies, each better placed to pursue its individual strategies and drive its operational development. In the Six Continents Board's unanimous view this will enhance their ability to generate value for shareholders.

The newly listed hotels and soft drinks company will be called InterContinental Hotels Group PLC ("IHG") and the newly listed retail company will be called Mitchells & Butlers PLC ("MAB").

Details of the two new companies post Separation are given in the Listing Particulars along with details of how the Separation is to be implemented.

Copies of the listing particulars will also be available at our website www.sixcontinents.com.

RETURN OF CAPITAL

On 1 October 2002, Six Continents also announced the proposal, absent a material change in circumstances in the trading environment or capital markets, to return approximately £700 million of capital, or 81 pence per existing share, in cash to shareholders. The Shareholder Circular contains further details of this proposed return of capital.

OUTLINE OF THE SEPARATION

The Separation is being effected by way of a scheme of arrangement under the Companies Act and a subsequent reduction of share capital.

It is expected that Six Continents shareholders will receive 50 IHG Shares and 50 MAB Shares for every 59 Six Continents Shares held. This ratio has been set using the closing share price of Six Continents on 13 February 2003.

Subject to Six Continents shareholder approval at shareholder meetings on 12 March 2003, and the necessary Court sanctions being obtained for the scheme of arrangement and the reduction of share capital, it is anticipated that unconditional dealings in shares in IHG and MAB will commence on the London Stock Exchange and New York Stock Exchange on 15 April 2003.

SEPARATION TIMETABLE

The following is the indicative timetable of the principal events connected with the Separation and return of capital (the "Proposals"):

17 February	– Posting of the Listing Particulars for IHG and MAB and Shareholder Circular
12 March	– Extraordinary General Meeting
7 April	– Conditional dealings commence in IHG and MAB Shares
11 April	– Record time and date in order to participate in the Proposals
15 April	– Separation completed, unconditional dealings commence in IHG and MAB Shares
By 23April	– Payments in respect of the return of capital

SEPARATION COSTS

The total expenses (exclusive of recoverable VAT) payable in connection with the Separation and the listing of IHG and MAB (including professional fees and printing and advertising costs) are estimated to amount to approximately £51 million, which will be shared broadly equally between IHG and MAB. In addition there are expected to be costs of £30 million for transfer taxes and other costs arising as a consequence of the Separation of the two businesses and costs of £28 million in respect of new bank facilities.

DIVIDENDS

As announced on 1 October 2002, the Directors of Six Continents intend to pay an interim dividend of 6.6 pence per existing Six Continents Share for the period prior to Separation. This dividend is expected to be the last dividend paid by Six Continents to its existing Shareholders and is expected to be paid on 9 April 2003. This is earlier than the usual payment date of 31 July 2003, in order to allow the dividend to be paid by Six Continents prior to Separation. Any dividends after Separation will be payable by IHG and MAB.

– ends –

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements, including, but not limited to: political and other events that impact domestic or international travel – in particular the military situation in the Middle East; developments in the international debt and equity markets and the related availability of credit, including as a result of changes in applicable ratings; levels of consumer and business spending in major economies where Six Continents does business; changes in consumer tastes and preferences, levels of marketing and promotional expenditure by Six Continents and its competitors; significant fluctuations in exchange, interest and tax rates; the effects of the proposed separation of the hotels and drinks business and the retail business or any future business combinations, acquisitions or dispositions; legal and regulatory developments, including European Union employment legislation and regulation in the leisure retailing industry in countries in which Six Continents operates; the ability of Six Continents to maintain appropriate levels of insurance; and changes in the cost and availability of raw materials, key personnel and changes in supplier dynamics.

Other factors that could affect the business and the financial results are described in Item 3 Key Information – Risk Factors in the Six Continents Form 20-F for the financial year ended 30 September 2001 filed with the United States Securities and Exchange Commission.

This announcement does not constitute an offer or invitation to purchase securities.

Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney ("Schroder Salomon Smith Barney"), is acting as sponsor to IHG and MAB and as financial adviser to Six Continents and to nobody else in connection with the Separation and return of capital and the admission of the ordinary shares of IHG and MAB to the official list of the UK Listing Authority ("Admissions") and will not be responsible to anyone else for providing the protections afforded to its customers or for providing advice in relation to the Separation and the return of capital or the Admissions.

This announcement, for which the directors of Six Continents PLC are responsible, has been issued by Six Continents PLC and has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Schroder Salomon Smith Barney of Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB.

For further information, please contact:

Mark Rigby	Tel: 020 7409 8105
mark.rigby@sixcontinents.com

Alastair Scott	Tel: 020 7355 6532
alastair.scott@sixcontinents.com